

SECURITIES AND 07006135 EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66424

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TLG Lenox, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3384 Peachtree Road, Suite 300
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James M. Fite, Jr. (404) 419-1663
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE, Suite 200	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James M. Fite, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TLG Lenox, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

James M. Fite
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TLG LENOX, LLC

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY DATA
December 31, 2006

TLG LENOX, LLC

FINANCIAL STATEMENTS
December 31, 2006

CONTENTS



W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT

To TLG Lenox, LLC

We have audited the accompanying statement of financial condition of **TLG Lenox, LLC** (the "Company") as of December 31, 2006, and the related statements of income and changes in member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TLG Lenox, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Windham Brannon P.C.

Certified Public Accountants

February 13, 2007

TLG LENOX, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

CURRENT ASSETS:		
Cash	$	562,755
OTHER ASSETS:		
Prepaid expenses		21,441
Total Assets	$	584,196

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	150
Accrued expenses		3,020
Due to Parent		4,552
Total Current Liabilities		7,722
MEMBER'S EQUITY:		
Member's capital		(266,487)
Retained earnings		842,961
Total Member's Equity		576,474
Total Liabilities and Member's Equity	$	584,196

The accompanying notes are an integral part of these financial statements.

TLG LENOX, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
For The Year Ended December 31, 2006

REVENUE:	
Transaction advisory and retainer fees	$ 1,557,293
Reimbursed expenses	3,126
Total Revenue	1,560,419
OPERATING EXPENSE:	
Salary and benefits expense	381,722
Occupancy expense	36,937
General and administrative	10,445
Professional fees	29,938
Licenses and registration	9,343
Insurance	10,974
Quotations and research	1,270
Bad debt expense	10,000
Total Operating Expense	490,629
Operating Income	1,069,790
OTHER INCOME:	
Interest income	6,022
NET INCOME	1,075,812
MEMBER'S EQUITY, beginning balance as previously reported	55,662
Contributions from member	45,000
Distributions to member	(600,000)
MEMBER'S EQUITY, ending balance	$ 576,474

The accompanying notes are an integral part of this financial statement.

TLG LENOX, LLC

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,075,812
Adjustment to reconcile net loss to net cash used by operating activities:	
Bad debt expense	10,000
Changes in:	
Retainer fees receivable	17,674
Prepaid expenses	2,989
Accounts payable and accrued expenses	(10,507)
Due to Parent	(32,480)
Net Cash Provided By Operating Activities	1,063,488
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from member	45,000
Distribution to member	(600,000)
Net Cash Used In Financing Activities	(555,000)
NET INCREASE IN CASH	508,488
CASH, BEGINNING OF YEAR	54,267
CASH, END OF YEAR	$ 562,755

SUPPLEMENTAL CASH FLOW DISCLOSURES

INTEREST AND TAXES PAID	$ -

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

TLG Lenox, LLC (the "Company") was formed in 2004 as a wholly-owned subsidiary of Lenox Capital Partners, LLC (the "Parent"), and an affiliate of The Lenox Group, LLC ("Lenox Group"), a middle market investment bank specializing in merger and acquisition advisory and capital raising transactions. The Company was formed for the purpose of providing merger and acquisition, financial and capital advisory services to the clients and industries served by Lenox Group. The Company's registration as a broker-dealer became effective in 2004.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents withdrawable deposits in a bank located in Georgia. From time to time, balances exceed federally insured limits.

Revenue Recognition

Transaction fee revenue is recognized when services have been performed by the Company as evidenced by formal acceptance and signing of the closing documents for a transaction or the funding of a financing. Retainer and advisory fees are recognized over the term of the contract. In 2006, substantially all revenues were derived from three clients.

Expense Sharing

The Company has an expense sharing arrangement with the Parent whereby the Company will share certain administrative costs incurred by the Parent. Amounts paid by the Company in accordance with this arrangement were approximately $480,000 in 2006, with an unpaid balance of $4,552 at year-end.

The amount payable to Lenox Group at December 31, 2006 relates to December expenses paid by Lenox Group that will be reimbursed by the Company.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the member. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and income tax purposes.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2006, the ratio of aggregate indebtedness to net capital was 0.014 to one, and net capital was $555,033, which was $550,033 more than required.



WINDHAM BRANNON

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To TLG Lenox, LLC

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of member's equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2006, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon P.C.

Certified Public Accountants

February 13, 2007

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

TLG LENOX, LLC

SUPPLEMENTARY DATA
December 31, 2006

COMPUTATION OF NET CAPITAL

Member's equity, December 31, 2006	$	576,474
Less non-allowable assets		(21,441)
Net Capital	$	555,033

RECONCILIATION OF MEMBER'S EQUITY

Member's equity, Form 17A-5, Part IIA	$	576,474
Audited financial statement adjustments to non-allowable assets		-
Member's Equity per Audited Financial Statements	$	576,474

RECONCILIATION OF NET CAPITAL

Net capital, Form 17A-5, Part IIA	$	555,033
Audited financial statement adjustment to non-allowable assets		-
Net Capital Per Audited Financial Statements	$	555,033

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Accounts payable and other current liabilities	$	7,722
Total Aggregate Indebtedness	$	7,722
Ratio of Aggregate Indebtedness to Net Capital		0.014 to 1

TLG LENOX, LLC

SUPPLEMENTARY DATA
December 31, 2006

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to TLG Lenox, LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. TLG Lenox, LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).



W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To TLG Lenox, LLC

In planning and performing our audit of the financial statements and supplementary data of **TLG Lenox, LLC** (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

February 13, 2007

END